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EXHIBIT 11 - STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS





                                                       Year Ended
                                       January 29,     January 30,     February 1,
                                          1994            1993            1992
Average shares outstanding             112,749,923     111,878,212     111,242,316
Net effect of dilutive stock options
  based on the treasury stock method
  using average market price                58,339         414,363         590,442

Total                                  112,808,262     112,292,575     111,832,758


Net income                            $241,133,700    $236,430,300    $206,156,800
Less preferred dividends                   (22,000)        (22,000)        (22,000)

Income available to
 common shares                        $241,111,700    $236,408,300    $206,134,800

Per share                                    $2.14           $2.11           $1.84



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